September 17, 2018

Paul Tivnan
Chief Financial Officer
Ardmore Shipping Corporation
Belvedere Building
69 Pitts Bay Road, Ground Floor
Pembroke, HM08 Bermuda

       Re: Ardmore Shipping Corporation
           Form 20-F for the Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 001-36028

Dear Mr. Tivnan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Vessel impairment, page 63

1. Please tell us when you last performed an impairment analysis of each of your vessels, both during the year ended December 31, 2017 and subsequently. In this regard we note that the volatility of market values of vessels in recent years, the recent decline in your share price and a significant net loss for the year ended December 31, 2017 as well as the first two quarters of 2018 appear to represent indicators that the vessels should be tested for impairment as indicated in ASC 360-10-35-21. Please advise. If you have performed an impairment analysis, please provide us the result of that analysis. Paul Tivnan
Ardmore Shipping Corporation
September 17, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNamePaul Tivnan                             Sincerely,
Comapany NameArdmore Shipping Corporation
                                                          Division of
Corporation Finance
September 17, 2018 Page 2                                 Office of
Transportation and Leisure
FirstName LastName